UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	[X] Form 10-K	[ ] Form 20-F	[ ]Form 11-K	[ ]Form 10-Q	[ ] Form 10-D	[ ] Form N-SAR	[ ] Form N-CSR

	For Period Ended:	March 31, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

PARLUX FRAGRANCES, INC.
Full Name of Registrant

Former Name if Applicable

3725 SW 30th Avenue
Address of Principal Executive Office (Street and Number)

Ft. Lauderdale, FL 33312
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company is in the process of completing its Annual Report on Form 10-K for the fiscal year ended March 31, 2006. Due to the increase in the Company’s market capitalization, as measured on September 30, 2005, the Company became an accelerated filer, requiring additional disclosure and management and auditor testing under the Sarbanes-Oxley Act of 2002 (“SOX”). While reducing the year-end filing requirement from 90 to 75 days, SOX also required the Company to fully implement the detailed procedures and testing required internally as well as the assessment and external testing required by its Independent Registered Public Accounting Firm. In spite of its best efforts and significant expense, the Company is unable to fully complete all of these new requirements by the filing date, June 14, 2006. The Company anticipates that these final procedures will not result in any material adverse change from the preliminary earnings estimate previously released during May 2006. The Company anticipates that it will be able to file its complete Annual Report on Form 10-K by June 29, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Frank A. Buttacavoli	954	316-9008
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes			[ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes			[X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

PARLUX FRAGRANCES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 9, 2006	By	/s/ Frank A. Buttacavoli
Frank A. Buttacavoli Executive Vice President/COO/CFO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).